Exhibit 4.1

AmerUs Group Co.

AMENDED AND RESTATED CHAIRMAN’S BONUS PLAN

Section 1. General Purpose of Plan; Definitions

The name of this plan is the AmerUs Group Co. Chairman’s Bonus Plan (the “Plan”). The purpose of the Plan is to compensate and reward certain agents of AmerUs Group Co.’s (“Company”) insurer-subsidiaries for attaining and maintaining specified levels of life insurance production and to encourage such agents to participate in the Company’s long-term success by correlating bonuses with the performance of Company’s common stock.

The following Plan terms shall be defined as set forth below:

1.1	Award Date means February 15 in the calendar year following any Base Year or Vesting Year; provided, that if February 15 in any calendar year is not a Business Day the Award Date for that calendar year shall be the next succeeding Business Day.

1.2	Base Year means a calendar year for which an Insurer has published a Base Year Supplement pursuant to which the Committee shall determine whether each Eligible Agent has qualified for a grant under the Plan.

1.3	Base Year Supplement is the addendum to the Plan published for a specified Base Year by one or more Insurers setting out, for each specified Eligible Agent Contract, its Bonus Schedule, Eligible Products, Production Threshold, Vesting Years, and any other terms, provisions, or conditions consistent with this Plan an Insurer may elect to include as to such Base Year and grants of Stock Units in respect thereof. The provisions of the Insurers’ Base Year Supplements may vary from each other and from year to year. Each Base Year Supplement shall be filed with the Plan and made a part of it.

1.4	Bonus Rates are those percentages of Plan Participants’ Base Year Plan Production pursuant to which grants of Stock Units hereunder will be made.

1.5	Bonus Schedule is a listing showing the Bonus Rate for each level of Plan Production under specified Eligible Agent Contracts of an Insurer for a Base Year.

1.6	A Business Day is any day on which trading occurs on the New York Stock Exchange.

1.7	Change of Control means any of the following events: (a) any “Person” (as such term is defined in Rule 13d-5 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) other than a Subsidiary of the Company (for purposes of this definition only, “Subsidiary” shall mean each of those Persons of which another Person, directly or indirectly through one or more Subsidiaries, owns beneficially securities having more than 25% of the voting power in the election of directors (or Persons fulfilling similar functions or duties) of the owned Person (without giving effect to any contingent voting rights)) or any employee benefit plan (or any related trust) of the Company or a Subsidiary of the Company, becomes the beneficial owner (as such term is defined in Rule 13d-3 of the Exchange Act) of (1) 25% or more of the common stock of the Company or (2) securities of the Company that are entitled to vote generally in the election of directors of the Company (“Voting Securities”) representing 25% or more of the combined voting power of all Voting Securities of the Company; (b) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or (c) there is consummated a merger, reorganization or consolidation involving the Company or any direct or indirect Subsidiary of the Company and any other corporation or other entity, other than a merger, reorganization or consolidation which results in the common stock and Voting Securities of the Company outstanding immediately prior to such merger, reorganization or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 60%, respectively, of the common stock and combined voting power of the Voting Securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, reorganization or consolidation, or (d) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

1.8	Committee means those individuals appointed by Company to administer this Plan.

1.9	Company means AmerUs Group Co., Des Moines, Iowa.

1.10	Deferred Amount means the amount of Stock Units granted under the Plan the cashing out of which a Plan Participant elects to defer under the Plan as described in Section 4 of the Plan.

1.11	Disabled or Disability means, as context may require, unable or the inability to engage in substantially all of the major duties of an Eligible Agent by reason of any medically determined physical or mental impairment which is expected to last for a continuous period of not less than 12 months.

1.12	Eligible Agent means an agent of an Insurer who is a party to an Eligible Agent Contract and who has not given a Vest at 65 Notice to the Committee pursuant to Section 3.6.

1.13	Eligible Agent Contract means an agent contract between an Insurer and an Eligible Agent which is in effect during a Base Year and designated by such Insurer in a Base Year Supplement.

1.14	Eligible Products are those insurance products that are designated by an Insurer in a Base Year Supplement.

1.15	Fair Market Value means, as of any Business Day, the closing price of a share of Stock on such date on the New York Stock Exchange.

1.16	Final Vesting Date, for each grant of Stock Units, means the date of the earlier of the following occurrences: (a) the Award Date occurring immediately after the last Vesting Year for such grant; and (b) the date a Vest at 65 Notice given by a Plan Participant pursuant to Section 3.6.

1.17	Insurer means any insurer-subsidiary of Company. Insurers means Company’s insurer-subsidiaries, collectively.

1.18	Plan means this AmerUs Group Co. Chairman’s Bonus Plan.

1.19	Plan Participant means an Eligible Agent who has qualified under the Plan for a grant of Stock Units and who has a vested and/or unvested interest in one or more Stock Units granted under the Plan, which interest has not been forfeited.

1.20	Plan Production means the production, measured as provided in the applicable Base Year Supplement, of an Eligible Agent for sales of Eligible Products under an Eligible Agent Contract for a Base Year and the Vesting Year that corresponds therewith.

1.21	Previously Deferred Amount means a Deferred Amount elected by a Plan Participant to be re-deferred under the Plan, as described in Section 4 of the Plan.

1.22	Production Threshold means, for each Eligible Agent Contract, the Plan Production set by an Insurer for a Base Year and the Vesting Year that corresponds therewith.

1.23	Re-Defer or Re-Deferral means the election of a Plan Participant to defer the receipt of all of a Deferred Amount or all Re-Deferred Amounts, for an additional Deferral Period beginning on the date on which such immediately preceding Deferral Period ends with such election being made at a time set by the Committee which is prior to the end of such immediately preceding Deferral Period

1.24	Re-Deferred Amount means an amount a Plan Participant has Re-Deferred in accordance with the immediately preceding Sub Section 1.23 of the Plan

1.25	Deferral Period means, with respect to a particular Stock Unit, the period determined by the Committee during which such Stock Unit may not be cashed out, which period shall be no shorter than the period beginning on the Final Vesting Date or the Plan Participant’s 65th birthday, as applicable, and ending on the second anniversary of the Final Vesting Date or the Plan Participant’s 65th birthday, as applicable. Deferral Period shall also mean any Deferral Period relating to a Re-Deferred Amount, which period will begin on the date a Plan Participant Re-Defers such Re-Deferred Amount.

1.26	Stock means the common stock of AmerUs Group Co.

1.27	Subsidiary means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes in one of the other corporations in the chain.

1.28	Stock Unit means a unit which, on the day such unit is cashed out, is equal in Fair Market Value to a share of Stock.

1.29	Vest at 65 Notice shall have the meaning set forth in Section 3.6.

1.30	Vesting Years are those consecutive calendar years specified in a Base Year Supplement, which shall be no less than three, immediately following any Base Year, subject to Section 3.5 hereof.

Section 2. Eligibility

2.1	Bonus Rate, Eligible Agent Contracts, Eligible Products, and Production Threshold are Plan components which relate to the eligibility for and amount of any grant hereunder. Such components may be established by each Insurer in its sole discretion for a Base Year in a Base Year Supplement. Any Insurer may suspend new grants of Stock Units for any calendar year by not publishing a Base Year Supplement therefor.

2.2	Each Eligible Agent whose applicable Plan Production meets or exceeds the Production Threshold for his/her Eligible Agent Contract for a Base Year shall receive a grant under the Plan as of the Award Date therefor.

Section 3. Operation

3.1	Grants of Stock Units. As of each Award Date, the Committee shall determine which Eligible Agents have met the applicable Production Threshold under the Plan for the immediately preceding Base Year and the number of Stock Units to be granted to each pursuant to the Base Year Supplement for such Base Year. The number of Stock Units to be granted shall be calculated by (1) multiplying each Eligible Agent’s applicable Plan Production for the Base Year by the applicable Bonus Rate and (2) dividing the product thereof by the Fair Market Value on that Award Date. Fractions shall be rounded to the nearest whole number. The Committee will notify each Eligible Agent who receives Stock Units of the number thereof within 30 days of the Award Date.

3.2	Vesting. A Plan Participant’s interest in the Stock Units granted to him/her under the Plan for any Base Year shall vest over the number of Vesting Years set out in the Base Year Supplement therefor, such that 1/x (where x = the number of Vesting Years for that Base Year) of any grant shall vest on the Award Date following each Vesting Year if the Plan Participant’s applicable Plan Production shall have met or exceeded the applicable Production Threshold for that Vesting Year. The Production Threshold for a Vesting Year is the applicable Production Threshold set by an Insurer for that Base Year (e.g., an Insurer’s Production Threshold for Vesting Year 2003 is its Production Threshold for Base Year 2003). Any interest which does not vest as provided in this Section 3.2, Section 3.4 or Section 3.6 is forfeited.

3.3	Forfeiture of Interest in the Plan. A Plan Participant’s vested and unvested interests in any Stock Units shall be forfeited upon any termination for cause of his/her Eligible Agent Contract.

3.4	Death of a Plan Participant. Any unvested interest in any Stock Units which is held by an individual who is a Plan Participant at the time of his/her death shall be deemed vested as of the date of the Plan Participant’s death.

3.5	Disability. For any Plan Participant who becomes Disabled for a period which does not exceed 5 calendar years, the vesting process will be suspended during the term of Disability. The calendar year in which the Disability begins will not be deemed a Vesting Year unless the Plan Participant meets the Production Threshold for that Vesting Year. Upon termination of the Disability, the Plan Participant may resume vesting pursuant to the terms hereof. The calendar year in which the Disability ends will not be deemed a Vesting Year unless the Plan Participant meets the Production Threshold for that Vesting Year. Any continuous Disability which exceeds 5 calendar years will result in forfeiture of the disabled Plan Participant’s unvested interest in any Stock Units.

3.6	Age 65. A Plan Participant may, on or after his/her 65th birthday, elect for his/her interest in Stock Units to vest as of the date when he/she gives notice of such election to the Committee (“Vest at 65 Notice”), if the Plan Participant has averaged at least $100,000 of Plan Production in either the six consecutive Base Years preceding the calendar year in which the Plan Participant gives such notice or the six consecutive Base Years ending on the date of such notice, whichever is appropriate; provided, however, that no Plan Participant may give a Vest at 65 Notice prior to January 1, 2010.

Section 4. Deferral Election

4.1	Each Plan Participant who is eligible to participate in the Plan may elect to defer receipt of no less than one hundred percent (100%) of the amount he or she may receive, with respect to any given award of Stock Units, following the Stock Units’ Final Vesting Date or the giving of a Vest at 65 Notice, as applicable. Such election shall be made prior to the Final Vesting Date or prior to the Plan Participant’s 65th birthday, as applicable, and no earlier or later than such date as the Committee shall determine.

4.2	At the end of any Deferral Period applicable to a Deferred Amount, a Plan Participant may elect to Re-Defer receipt of all of a Deferred Amount. Such election shall be made prior to the end of the Deferral Period and no later than such date as the Committee shall determine.

Section 5. Stock Units

Stock Units granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the Plan, as the Committee in its sole discretion may determine:

5.1	Deferral Period. No Stock Unit may be cashed out during its Deferral Period; provided , however, that in the event of the death or termination of a Plan Participant, the Stock Units of such Plan Participant may be cashed out as described in Sections 5.1.2 and 5.1.3 of the Plan.

5.1.1	Cash Out. On the first Business Day following the Final Vesting Date or at the end of a Deferral Period or Re-Deferral Period, as applicable, for particular Stock Units, such Stock Units shall be cashed out by each Plan Participant, unless a Plan Participant elects to defer or Re-Defer such cash out in accordance with Section 4 of the Plan. Upon cashing a Stock Unit, a Plan Participant shall be entitled to receive an amount in cash equal in value to the Fair Market Value of a share of Stock on the first Business Day following the Final Vesting Date, if such Stock Unit has not been deferred by such Plan Participant, or on the first Business Day following the end of the Deferral Period or Re-Deferral Period (the “Cash Out Amount”) for Stock Units that have been deferred or Re-Deferred, as applicable. Payment of the Cash Out Amount to Plan Participants shall be made in a lump sum within thirty (30) days of the Final Vesting Date or of the end of the Deferral Period or Re-Deferral Period as applicable.

5.1.2	If a Plan Participant’s Eligible Agent Contract is terminated without cause prior to the Final Vesting Date for any grant of Stock Units, the Committee will cash out, as of such Final Vesting Date, any interests in such grant of Stock Units which are vested at the time of termination. In such event, the Cash Out Amount will be calculated using the Fair Market Value on the Business Day which is or next follows the applicable Final Vesting Date, subject to Section 4.2. If a Plan Participant’s Eligible Agent Contract is terminated without cause after the Final Vesting Date as to any grant, the Committee will cash out any vested interests in such grant as of the date of such termination.

5.1.3	Any interests in Stock Units which are vested at the time of death of a Plan Participant shall be cashed out, promptly upon receipt by the Committee of notice of such death, and the Cash Out Amount will be calculated using the Fair Market Value on the Business Day which is or next follows the date of death of the Plan Participant. Any such Cash Out Amount shall be payable to a beneficiary designated by the Plan Participant or, if none, to the estate of the Plan Participant.

5.1.4	The Committee may offset any Cash Out Amount against amounts owed to one or more Insurers by the Plan Participant.

5.1.5	The Committee may, in its sole discretion, cash out any Plan Participant’s vested interest in any Stock Units at any time.

5.2	Not a Security. A Stock Unit is not a stock option, warrant, or subscription right. Plan Participants are not shareholders of the Company and have no ownership interest in Stock, no right to acquire Stock, and no voting or dividend rights. A Plan Participant’s vested interest in his/her Stock Units is not transferable other than by will or by laws of descent and distribution and, during a Plan Participant’s lifetime, Stock Units may be cashed out only by the Plan Participant or the Committee.

5.3	Changes in Stock. In the event of a change in the number of outstanding shares of Stock by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares; the number of Stock Units issued to each Plan Participant shall be correspondingly adjusted to the extent that the Committee in its sole discretion determines is necessary to equitably reflect such change.

5.4	Change of Control. Any Base Year Supplement may contain provisions governing the effect of a Change of Control on the vesting of Stock Units granted in respect of that Base Year. Participants’ interests in Stock Units granted in respect of any Base Year for which no such provisions appear in the Base Year Supplement will be deemed vested upon the occurrence of a Change of Control and will be cashed out at the Fair Market Value on the last Business Day preceding such Change of Control and paid to Participants as soon as practicable thereafter.

Section 6. Taxes

The Company may withhold from a Plan Participant’s vested interest in any Stock Units the amount of any withholding or other tax required by law to be withheld or paid by the Company with respect to such Stock Units, and the Company may defer cashing out any Stock Unit unless the Company is indemnified to its satisfaction against liability for any tax. The amount of withholding or tax payment shall be determined by the Committee and shall be payable by a Plan Participant at such time as the Committee determines. A Plan Participant may satisfy his or her tax withholding obligation by the payment of cash to the Company or in any other manner approved by the Committee. The Committee shall be authorized to establish, in its sole discretion, such rules and procedures relating to withholding methods as it deems necessary or appropriate.

Section 7. Administration

The Plan shall be administered by the Committee which at all times shall consist of at least three but no more than five employees of Company and/or Insurers appointed by Company’s Chief Executive Officer (“CEO”). The composition of the Committee may be changed at any time in the discretion of the CEO. The Committee shall have the power and authority to grant Stock Units to Plan Participants pursuant to the terms of the Plan. In addition, the Committee shall have the power to take, direct, or delegate all actions which it determines are necessary or appropriate to the administration of the Plan, including but not limited to the following:

7.1	To determine in a manner consistent with the Plan the terms and conditions of all grants made thereunder and to notify Plan Participants thereof;

7.2	To construe and interpret the provisions of the Plan and any agreements relating thereto and to make, alter, and repeal rules and regulations governing the administration of the Plan;

7.3	To decide all questions of eligibility for participation in the Plan and to review and determine the rights thereunder of any Plan Participant;

7.4	To obtain any needed information and to determine such facts as are necessary to the proper administration of the Plan;

7.5	To construe any uncertain terms, correct any defect, supply any omission, and reconcile any inconsistency which may inhere in the Plan in a manner that is consistent with the purposes thereof;

7.6	To defer payment of any Cash Out Amount, following the termination of an Eligible Agent’s Contract, for such period as it, in its sole discretion, may determine;

7.7	To review situations in which an Eligible Agent is a party to more than one Eligible Agent Contract during a Base Year or Vesting Year and to aggregate and/or make pro rata or other adjustments in its sole discretion to the Plan Production and/or Production Threshold applicable to such Eligible Agent for any such year;

7.8	To determine, in its sole discretion, the existence of a Disability or of vesting rights under Section 3.5 hereof; and

7.9	To do such other acts as are necessary or appropriate to the administration of the Plan in accordance with its provisions and with any applicable statute or regulation.

The Committee shall have sole and absolute discretion in the exercise of all its powers under the Plan, including but not limited to those set out above, to the maximum extent permitted by law. Any decision, determination, or other act by the Committee with respect to the Plan shall be final and binding on all persons, including the Company, the Insurers, Eligible Agents, and Plan Participants. In the event that any decision, determination, or other act of the Committee taken in the course of its administration of the Plan is subject to judicial review, it is intended that the court shall defer to the position of the Committee to the maximum extent permitted by applicable law. No member of the Committee shall be liable to any person for any action taken or omitted in connection with the interpretation or administration of this Plan. On the reasonable request of a Plan Participant, the Committee shall provide such Plan Participant with a report on the status of his or her account.

Section 8. Amendments and Termination

The Company may amend, alter, or terminate the Plan at any time. Any termination will end grants under the Plan for future Base Years. No amendment, alteration, or termination shall operate to impair without the Plan Participant’s consent any vested interest in any Stock Units, any interest in a grant which may be made for the Base Year in which termination occurs, or an interest in any existing grant which may vest pursuant to the terms hereof. In the event of Plan termination or any discontinuance by one or more Insurers, the Committee will publish a Production Threshold for each Eligible Agent Contract for each succeeding Vesting Year, as contemplated hereby, or if no Production Threshold is published, the Production Threshold shall be that most recently published for the applicable Eligible Agent Contract. No term of this Plan shall be construed to alter or limit any right of an Insurer under any Eligible Agent Contract.

Section 9. Unfunded Status of the Plan

The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to a Plan Participant’s vested interest in the Plan, nothing set forth in the Plan shall give such Plan Participant any rights that are greater than those of a general creditor of the Company. The Committee may authorize, in its sole discretion, the creation of trusts or other arrangements to meet the obligations created under the Plan with respect to grants made hereunder, provided that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

Section 10. Stock Unit Certificates; Plan Accounting; Committee’s Decisions Final

No Stock Unit certificates will be issued under the Plan, and the accounting records of each Plan Participant’s vested and/or unvested interests in the Plan shall be maintained by the Company under the supervision of the Committee. The Committee’s decision concerning any question or dispute regarding such records shall be final.

Section 11. Effective Date of the Plan

The Plan shall be effective on January 1, 2002.